February 6, 2008

Jeffrey R. Speed
Executive Vice President and Chief Financial Officer
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036

     RE: Six Flags, Inc.
              Form 10-K: For the fiscal year ended December 31, 2006
              Form 10-Q: For the quarterly period ended June 30, 2007
              Commission file number: 1-13703

Dear Mr. Speed:

We have reviewed your correspondence dated January 24, 2008 and have the following comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Prior Comment 2</u>

1. Your response acknowledges our view that EITF Topic D-98 should be applied to redeemable minority interests, although we are still unclear as to why the absence of presentation of the limited partnership units based on their current redemption amount is reasonable in light of your particular facts and circumstances. You solely state your understanding "that the Staff has communicated that the earnings per share impact of such a redemption feature could be calculated based on the difference between the redemption amount and the fair value of the units." It appears that you are implicitly relying on the guidance in paragraphs 18-19 of EITF Topic D-98 whereby only a redeemable "common stock" ownership interest would be treated in this manner for earnings per share purposes. Therefore, it is unclear to us whether you believe that your SFOG and SFOT limited partnership units are similar in features and characteristics to your outstanding common stock.

   In this regard, please provide us a detailed analysis of the characteristics of the limited partnership units of the SFOG and SFOT partnership parks that demonstrates whether the units are more akin to the features and characteristics being possessed by your common shareholders or more akin to a preferred ownership interest. As part of your analysis, completely and clearly describe the liquidation, voting, dividend / distribution, and any other significant contractual rights of the unit holders. In this regard, we note the unit holders are entitled to minimum annual distributions. Further, payment of the distributions on the limited partnership units as well as other obligations (capital expenditures, etc.) that are guaranteed by the parent appear to indicate that the units may be more akin to a "preferred" ownership interest.

Our requested analysis is in response to your understanding that "the earnings per share impact of such a redemption feature could be calculated based on the difference between the redemption amounts and the fair value of the units." In the absence of your redeemable minority interest in limited partnership units being similar to a common ownership interest, we believe that you would be required to include the entire adjustment to the periodic redemption amount in the calculation of earnings per unit consistent with the guidance in paragraph 18 of EITF Topic D-98. Accordingly, you would need to adjust the carrying value of the limited partnership units up to their maximum redemption value using one of the methods described in paragraph 16 of Topic D-98, with those periodic redemption adjustments impacting earnings (loss) per unit.

2. Please provide us a further analysis supporting your assertion that the redemption price of the SFOG and SFOT limited partnership units do not exceed their underlying fair value. For example, consider providing an analysis for each of the partnership parks that quantifies on a per unit basis the present value of the minimum distributions to be received and the redemption amount under the two different valuation methods, along with supporting calculations.

3. Please confirm that in performing step acquisition accounting upon a redemption of a limited partnership unit that you consider the difference between the amount paid and the GAAP carrying amount of the limited partnership units in applying FASB Statement No. 141.

You may contact Michael Fay, Branch Chief, at 202-551-3812 or the undersigned at 202-551-3816 with any questions.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant